UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 12, 2016

Seventy Seven Energy Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36354	45-3338422
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

777 N.W. 63rd Street Oklahoma City, Oklahoma		73116
(Address of principal executive offices)		(Zip Code)

(405) 608-7777

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On December 12, 2016, Seventy Seven Energy Inc., a Delaware corporation (“SSE”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), and Pyramid Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Patterson-UTI (“Merger Sub”), pursuant to which Patterson-UTI will acquire SSE in exchange for newly issued shares of Patterson-UTI common stock, par value $0.01 per share (“Patterson-UTI Common Stock”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into SSE, with SSE continuing as the surviving entity and a wholly owned subsidiary of Patterson-UTI (the “Merger”).

Under the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of SSE common stock, par value $0.01 per share (“SSE Common Stock”), will be converted into the right to receive a number of shares of Patterson-UTI Common Stock equal to the exchange ratio, as described in the next sentence. The exchange ratio will be equal to 49,559,000 shares of Patterson-UTI Common Stock, divided by the total number of shares of SSE outstanding or deemed outstanding immediately prior to the effective time (including, among other things, shares issued upon exercise of warrants to acquire SSE Common Stock and restricted stock units that are exercised or deemed exercised); provided that, in the event that any Series A warrants to acquire SSE Common Stock are forfeited or net settled, such 49,559,000 shares of Patterson-UTI Common Stock will be reduced by a number equal to (i) the aggregate exercise price for the warrants that are forfeited or net settled, divided by (ii) the volume weighted average price of a share of Patterson-UTI Common Stock for the 10 consecutive trading days immediately preceding the 3rd business day prior to the closing. In no event will Patterson-UTI issue more than 49,559,000 of its shares as Merger Consideration. Annex A of the Merger Agreement sets forth an illustrative calculation of the Exchange Ratio.

In connection with the Merger, each SSE restricted stock unit award granted prior to December 12, 2016 that is outstanding as of the Effective Time will fully vest immediately prior to the closing of the Merger and be treated as shares of SSE Common Stock and receive the Merger Consideration in respect of each share of SSE Common Stock subject to the award. In addition, at the Effective Time, each SSE restricted stock unit award granted on or following December 12, 2016 will be assumed by Patterson-UTI and converted into a restricted stock unit award covering a number of shares of Patterson-UTI Common Stock equal to (i) the number of shares of SSE Common Stock subject to the award immediately prior to the Effective Time, multiplied by (ii) the exchange ratio (discussed above), rounded to the nearest whole share.

SSE and Patterson-UTI have agreed, subject to certain exceptions, not to directly or indirectly solicit, initiate, facilitate, knowingly encourage or induce or take any other action that could be reasonably expected to lead to the making, submission, or announcement of competing acquisition proposals (the “non-solicitation provisions”). With respect to competing acquisition proposals, subject to certain exceptions, both parties are also prohibited from furnishing any nonpublic information, engaging in discussions or negotiations, entering into a letter of intent or similar document, or otherwise approving, endorsing or recommending a competing proposal. SSE and Patterson-UTI have also agreed to cease all existing discussions with third parties regarding any competing acquisition proposals.

Notwithstanding the prior paragraph, either party may, subject to the terms and conditions set forth in the Merger Agreement, furnish information to, and engage in discussions and negotiations with, a third party that makes an unsolicited competing acquisition proposal if the board of directors of such party determines in good faith, after consultation with its outside counsel and its outside financial advisor, that such competing acquisition proposal is or is reasonably likely to result in a superior proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. Prior to the time that the relevant stockholders approve the Merger Agreement (in the case of SSE) or the issuance of Patterson-UTI Common Stock as Merger Consideration (the “Patterson-UTI Stock Issuance”) (in the case of Patterson-UTI), the board of directors of each of SSE and Patterson-UTI may change its recommendation with respect to the adoption of the Merger Agreement (in the case of SSE) or the Patterson-UTI Stock Issuance (in the case of Patterson-UTI), in each case, in response to a superior proposal or an intervening event if the board of directors determines in good faith, after consultation with its outside counsel, that, among other things, the failure to do so would be inconsistent with its fiduciary duties under applicable law and complies with certain other specified conditions.

The Merger Agreement contains representations and warranties from both Patterson-UTI and SSE, and each party has agreed to covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated and to obtain expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iii) the obligation of SSE to call a meeting of its stockholders to approve the Merger Agreement and (iv) the obligation of Patterson-UTI to call a meeting of its stockholders to approve the Patterson-UTI Stock Issuance.

The completion of the Merger is subject to satisfaction or waiver of certain closing conditions, including but not limited to: (i) adoption of the Merger Agreement by SSE’s stockholders and approval of the Patterson-UTI Stock Issuance by Patterson-UTI’s stockholders, (ii) the expiration or termination of any waiting period under the HSR Act, (iii) the absence of any law, order, decree or injunction prohibiting the consummation of the Merger, (iv) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of Patterson-UTI Common Stock to be issued as Merger Consideration will be registered, (v) approval for listing on the Nasdaq Global Select Market of the shares of Patterson-UTI Common Stock to be issued in connection with the Merger subject to official notice of issuance, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of each party, (vii) compliance by each party in all material respects with its covenants, (viii) receipt of a tax opinion from each party’s counsel, dated as of the closing date, to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (ix) the absence of material losses (as defined in the Merger Agreement) during the interim period between the date of execution of the Merger Agreement and the Effective Time that exceed, or would reasonably be expected to exceed, individually or in the aggregate, $100 million with respect to SSE and its subsidiaries, and $300 million with respect to Patterson-UTI and its subsidiaries, in each case, net of certain insurance or indemnification proceeds and certain other deductions, and (x) an amount of net debt (as defined in the Merger Agreement) as of the closing date not exceeding $500 million with respect to SSE and its subsidiaries, and $725 million (not including debt incurred to refinance SSE’s debt or pay for the expenses of the transaction) with respect to Patterson-UTI and its subsidiaries.

Upon termination of the Merger Agreement, if the stockholders of either party does not provide the requisite approval, such party must reimburse the expenses of the other party, capped at $7,500,000. In certain circumstances, including if the board of directors of SSE changes its recommendation or if the Merger Agreement is terminated in certain circumstances and SSE enters into an alternative acquisition transaction within 12 months of termination, SSE may be required to pay Patterson-UTI a termination fee of $40,000,000. Patterson-UTI may be required to pay SSE a termination fee of $100,000,000 in certain circumstances, including if the board of directors of Patterson-UTI changes its recommendation as a result of a Superior Parent Proposal or if the Merger Agreement is terminated in certain circumstances and Patterson-UTI enters into certain types of alternative acquisition transactions within 12 months of termination. In certain other circumstances, Patterson-UTI may be required to pay SSE a termination fee of $40,000,000. In no event will either party be entitled to receive more than one expense reimbursement payment or more than one termination fee payment to which either party is entitled.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Voting Agreements

On December 12, 2016, concurrently with the execution of the Merger Agreement, certain affiliates of Axar Capital Management, LLC, Blue Mountain Capital Management, LLC and Mudrick Capital Management, L.P. (each, a “Voting Agreement Stockholder”), which, together, hold approximately 61% of the outstanding shares of SSE Common Stock, entered into Voting and Support Agreements (the “Voting Agreements”) with Patterson-UTI in connection with the Merger Agreement.

Among other things, each Voting Agreement requires that the Voting Agreement Stockholder that is party to such Voting Agreement vote or cause to be voted all SSE Common Stock owned by such Voting Agreement Stockholder in favor of the Merger Agreement and against alternative transactions. In the event that SSE’s board of directors changes its recommendation that SSE stockholders adopt the Merger Agreement, all of the Voting Agreement Stockholders, taken together, will only be required to vote shares that, in the aggregate, represent

39.99% of the outstanding SSE Common Stock in favor of the adoption of the Merger Agreement, with the Voting Agreement Stockholders being able to vote the balance of their shares of SSE Common Stock on such matter in each Voting Agreement Stockholder’s sole discretion.

Subject to certain exceptions, each Voting Agreement also contains prohibitions applicable to each Voting Agreement Stockholder that are consistent with the non-solicitation provisions of the Merger Agreement. Pursuant to each Voting Agreement, each Voting Agreement Stockholder is restricted from selling or transferring SSE Common Stock owned by such Voting Agreement Stockholder, subject to certain exceptions.

Except in certain instances, the expiration date of each Voting Agreement will terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) six months following the date of termination of the Merger Agreement, if such termination is a result of (a) a change in recommendation by SSE’s board of directors, (b) SSE failing to include the recommendation of its board of directors in the joint proxy statement in breach of the Merger Agreement, (c) a material breach by certain of SSE’s affiliates of the non-solicitation covenant in the Merger Agreement, (d) a material breach by SSE of its covenant related to the SSE special meeting, or (e) if the requisite approval of adoption of the Merger Agreement from SSE stockholders is not obtained, (iii) the termination of the Merger Agreement if such termination is not made pursuant to (ii) above, and (iv) with respect to each Voting Agreement Stockholder, the entry into, without the prior written consent of such Voting Agreement Stockholder, any decrease in or change in composition of the Merger Consideration.

Each Voting Agreement restricts the Voting Agreement Stockholders from transferring Patterson-UTI Common Stock for the period commencing on the closing date of the Merger Agreement and ending on the earlier to occur of: (i) 30 days following the date that Patterson-UTI raises $400 million in gross proceeds through equity issuances or the incurrence of long-term debt and (ii) 90 days following the closing date of the Merger; provided, that if the 30-day period referred to in clause (i) expires prior to the closing date of the Merger, then the Voting Agreement Stockholders will not be subject to any post-closing transfer restrictions with respect to Patterson-UTI Common Stock.

The foregoing description of each Voting Agreement is only a summary, does not purport to be complete, and is subject to, and qualified in its entirety by reference to, such Voting Agreement. The Voting Agreements are filed as Exhibit 99.2 through Exhibit 99.4 to this Current Report on Form 8-K and are incorporated herein by reference.

*    *    *

The Merger Agreement and the Voting Agreements and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement and Voting Agreements. They are not intended to provide any other factual information about SSE, Patterson-UTI or their respective subsidiaries, affiliates or equity holders. The representations, warranties and covenants contained in the Merger Agreement and Voting Agreements were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the respective parties to such agreements; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of SSE, Patterson-UTI or any of their respective subsidiaries, affiliates, businesses or equity holders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement and Voting Agreements, which subsequent information may or may not be fully reflected in public disclosures by SSE or Patterson-UTI. Accordingly, investors should not rely on the representations and warranties in the Merger Agreement and Voting Agreements as characterizations of the actual state of facts or condition of SSE, Patterson-UTI and their respective affiliates and subsidiaries.

Item 7.01	Regulation FD Disclosure.

On December 12, 2016, SSE and Patterson-UTI announced that they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1.

Important Information for Investors and Stockholders

This Current Report on Form 8-K (“Form 8-K”) does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the stockholders of each of Patterson-UTI and SSE for their consideration. Patterson-UTI will prepare and file a Registration Statement on Form S-4 that will include a prospectus and proxy statement jointly prepared by Patterson-UTI and SSE. SSE and Patterson-UTI may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about SSE and Patterson-UTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting Patterson-UTI’s Investor Relations Department by email at investrelations@patenergy.com, or by phone at (281) 765-7100. Copies of the documents filed with the SEC by SSE will be available free of charge on SSE’s website at www.77nrg.com under the tab “Investors” and then through the link titled “SEC Filings” or by contacting SSE’s Investor Relations Department by email at IR@77nrg.com, or by phone at (405) 608-7730.

Participants in the Solicitation

Patterson-UTI, SSE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Patterson-UTI in connection with the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in the Proxy Statement on Schedule 14A for Patterson-UTI’s 2015 annual meeting of stockholders, which was filed with the SEC on April 15, 2016. Information about the directors and executive officers of SSE is set forth in the 2015 Annual Report on Form 10-K/A for SSE, which was filed with the SEC on April 29, 2016 and the Current Report on Form 8-K for SSE, which was filed with the SEC on August 1, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and SSE’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, future opportunities for the combined company and services, future financial performance and operating results and any other statements regarding Patterson-UTI’s and SSE’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s or SSE’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Patterson-UTI’s or SSE’s stockholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Patterson-UTI and SSE; the effects of the business combination of Patterson-UTI and SSE following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of Patterson-UTI to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; volatility in customer spending and in oil and natural gas prices, which could adversely affect demand for Patterson-UTI’s and SSE’s services and their associated effect on rates, utilization, margins and planned capital expenditures; global economic conditions; excess availability of land drilling rigs and pressure pumping equipment, including as a result of low commodity prices, reactivation or construction; liabilities from operations; decline in, and ability to realize, backlog; equipment specialization and new technologies; adverse industry conditions; adverse credit and equity market conditions; difficulty in building and deploying new equipment; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s and SSE’s SEC filings. Patterson- UTI’s filings may be obtained by contacting Patterson-UTI or the SEC or through Patterson-UTI’s web site at http://www.patenergy.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov. SSE’s filings may be obtained by contacting SSE or the SEC or through SSE’s web site at www.77nrg.com or through EDGAR at http://www.sec.gov. Patterson-UTI and SSE undertake no obligation to publicly update or revise any forward-looking statement.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Patterson-UTI Energy, Inc., Pyramid Merger Sub, Inc. and Seventy Seven Energy Inc., dated as of December 12, 2016.*

99.1	Joint press release dated December 12, 2016.

99.2	Voting and Support Agreement, by and among Patterson-UTI Energy, Inc. and certain affiliates of Axar Capital Management, LLC, dated as of December 12, 2016.

99.3	Voting and Support Agreement, by and among Patterson-UTI Energy, Inc. and certain affiliates of Blue Mountain Capital Management, LLC, dated as of December 12, 2016.

99.4	Voting and Support Agreement, by and among Patterson-UTI Energy, Inc. and certain affiliates of Mudrick Capital Management, L.P., dated as of December 12, 2016.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SSE hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that SSE may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEVENTY SEVEN ENERGY INC.

By:	/s/ Cary Baetz
Name:	Cary Baetz
Title:	Chief Financial Officer and Treasurer

December 13, 2016

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among Patterson-UTI Energy, Inc., Pyramid Merger Sub, Inc. and Seventy Seven Energy Inc., dated as of December 12, 2016.*

99.1	Joint press release dated December 12, 2016.

99.2	Voting and Support Agreement, by and among Patterson-UTI Energy, Inc. and certain affiliates of Axar Capital Management, LLC, dated as of December 12, 2016.

99.3	Voting and Support Agreement, by and among Patterson-UTI Energy, Inc. and certain affiliates of Blue Mountain Capital Management, LLC, dated as of December 12, 2016.

99.4	Voting and Support Agreement, by and among Patterson-UTI Energy, Inc. and certain affiliates of Mudrick Capital Management, L.P., dated as of December 12, 2016.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SSE hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that SSE may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.